Exhibit 12

Time Warner Cable Inc.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements

($ in millions)

	Three Months Ended March 31,	Year Ended December 31.
	2013	2012	2011	2010	2009	2008
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$661	$3,336	$2,462	$2,196	$1,912	$(13,072)
Interest expense	400	1,614	1,524	1,397	1,324	961
Portion of rents representative of an interest factor	20	80	68	71	71	63
Amortization of capitalized interest	1	2	3	3	3	3
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—	—	—	—	—	1
Distributions received less earnings of less than 50%-owned companies	1	16	109	132	70	6

Total earnings	$1,083	$5,048	$4,166	$3,799	$3,380	$(12,038)

Fixed Charges:
Interest expense	$400	$1,614	$1,524	$1,397	$1,324	$961
Portion of rents representative of an interest factor	20	80	68	71	71	63
Capitalized interest	—	4	—	—	1	1
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—	—	—	—	—	—

Total fixed charges	$420	$1,698	$1,592	$1,468	$1,396	$1,025

Pretax income necessary to cover preferred dividend requirements	—	—	—	—	—	—

Total combined	$420	$1,698	$1,592	$1,468	$1,396	$1,025

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.6x	3.0x	2.6x	2.6x	2.4x	$(13,063)

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.6x	3.0x	2.6x	2.6x	2.4x	$(13,063)